

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2011

Via Email
Amir F. Heshmatpour, President
AFH Acquisition IX, Inc.
9595 Wilshire Blvd., Suite 700
Beverly Hills, CA 90212

> **Re:** **AFH Acquisition IX, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2010**
> **Filed February 1, 2011**
> **Correspondence Submitted May 5, 2011**
> **File No. 0-53070**

Dear Mr. Heshmatpour:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services